Exhibit 99.2

ProQR Announces Third Quarter 2024 Operating and Financial Results

●	AX-0810 targeting NTCP for cholestatic diseases to be first ProQR Axiomer™ RNA editing program to enter the clinic
●	Company to host virtual Investor and Analyst Event in December to highlight translational data and clinical plans for AX-0810, as well as AX-1412, targeting B4GALT1 for cardiovascular diseases, and progress made across the Axiomer platform
●	€89.4 million cash and cash equivalents as of end of Q3, plus $82.1 million gross proceeds from October financing providing runway into mid-2027

LEIDEN, Netherlands & CAMBRIDGE, Mass., November 7, 2024 – ProQR Therapeutics NV. (Nasdaq: PRQR) (ProQR), a company dedicated to changing lives through transformative RNA therapies based on its proprietary Axiomer™ RNA editing technology platform, today reported its financial and operating results for the third quarter ended September 30, 2024, and provided a business update.

“We’re grateful for the strong support from investors and our partner Lilly in our $82.1 million equity financing last month, which further strengthens our financial position and extends our runway into mid-2027,” said Daniel A. de Boer, Founder and CEO of ProQR Therapeutics. “As we approach the clinic with AX-0810 for cholestatic diseases, we look forward to sharing updates on this program, including preclinical data, clinical trial design, and biomarkers that will be assessed, along with pipeline highlights at our Investor and Analyst Event in December. With our Axiomer™ RNA editing platform, a differentiated pipeline, a productive partnership, and the leading IP position in the field, we remain focused on advancing transformative therapies for the unmet needs of patients.”

Recent Progress and Anticipated Upcoming Events

●	In October, ProQR closed an underwritten public offering of 18,000,000 ordinary shares and a concurrent private placement of 3,523,538 ordinary shares with Eli Lilly, as well as exercise of the underwriter’s option for 1,940,072 additional shares for gross proceeds totaling approximately $82.1 million.
●	In October, ProQR presented at the 20th Annual Meeting of the Oligonucleotide Therapeutics Society in Montreal, highlighting its Axiomer technology platform and AX-0810, the Company’s program targeting NTCP for cholestatic diseases.

●	ProQR will hold a virtual Analyst and Investor Event in December to highlight translational non-clinical data, delivery data, clinical trial design and timelines, and details on biomarkers for AX-0810 targeting NTCP for cholestatic diseases. Additional data will be shared related to AX-1412 targeting B4GALT1 for cardiovascular disease and other updates will highlight advancements with the platform. A webcast announcement with additional information, including date and registration details for this event will be shared in the coming weeks.

Financial Highlights

At September 30, 2024, ProQR held cash and cash equivalents of €89.4 million, compared to €118.9 million cash and cash equivalents at December 31, 2023. Net cash used in operating activities during the three-month period ended September 30, 2024 was €5.7 million, compared to €7.5 million used for the same period last year. During the first three quarters of 2024, the Company achieved certain milestones in the collaboration agreement with Eli Lilly amounting to $5.5 million. In October, the Company closed an underwritten public offering of 18,000,000 ordinary shares and a concurrent private placement of 3,523,538 ordinary shares with Eli Lilly, as well as exercise of the underwriter’s option for 1,940,072 additional shares for gross proceeds totaling approximately $82.1 million.

Research and development (R&D) costs were €9.4 million for the quarter ended September 30, 2024 compared to €5.4 million for the same period last year.

General and administrative costs were €3.3 million for the quarter ended September 30, 2024 in line with €3.3 million for the same period last year.

Net loss for the three-month period ended September 30, 2024 was €8.1 million, or €0.10 per diluted share, compared to €5.4 million, or €0.07 per diluted share, for the same period last year. For further financial information for the period ended September 30, 2024, please refer to the Q3 financial report filing.

About Axiomer™

ProQR is pioneering a next-generation RNA base editing technology called Axiomer™, which could potentially yield a new class of medicines for diverse types of diseases. Axiomer™ “Editing Oligonucleotides”, or EONs, mediate single nucleotide changes to RNA in a highly specific and targeted way using molecular machinery that is present in human cells called ADAR (Adenosine Deaminase Acting on RNA). Axiomer™ EONs are designed to recruit and direct endogenously expressed ADARs to change an Adenosine (A) to an Inosine (I) in the RNA – an Inosine is translated as a Guanosine (G) – correcting an RNA with a disease-causing mutation back to a normal (wild type) RNA, modulating protein expression, or altering a protein so that it will have a new function that helps prevent or treat disease.

About Biliary Atresia (BA) and Primary Sclerosing Cholangitis (PSC)

Cholestatic disorders refer to a group of diseases presenting excessive and toxic buildup of bile acids in the liver due to bile ducts dysfunction. This leads to liver damage and a range of debilitating symptoms. Without treatment, liver damage can progress through various stages, ultimately leading to liver failure and elevated risk of liver malignancy, affecting life expectancy. Cholestatic diseases remain leading causes of liver transplantation. There are no approved therapies for primary sclerosing cholangitis (PSC) for adults and biliary atresia (BA) for pediatrics. It is estimated that 80,000 and 20,000 individuals have PSC and BA, respectively, in North America and in Europe.

About AX-0810 targeting NTCP

The majority of the bile acids present in the liver cells originate from the enterohepatic reuptake cycle. The key transporter responsible for hepatic uptake of bile acids from portal circulation is the sodium (Na+)-taurocholate cotransporting polypeptide (NTCP, SLC10A1 gene) expressed in the liver. AX-0810 is designed to introduce a loss of function variant in SLC10A1 RNA that has been found in human genetics to prevent re-uptake of bile acids in liver via NTCP. Based on its mechanism of action, AX-0810 has the potential to become a disease modifying treatment for PSC and BA primarily among other cholestatic diseases.

About Cardiovascular Diseases

Cardiovascular diseases (CVDs) are a group of health conditions that affect the heart and blood vessels, such as atherosclerosis which can lead to severe problems like heart attacks, heart failure, and stroke. CVDs represent the leading cause of disability and death in the world. Approximately 18 million people die every year from CVDs representing one third of all the global deaths. Despite available lipid lowering therapies and hypertension medications, the risk of CVDs is still projected to increase rapidly over the coming years.

About AX-1412 targeting B4GALT1

Gene–based analysis of rare beta-1,4-galactosyltransferase 1 (B4GALT1) missense variant (p.Asn352Ser) is known to lead to B4GALT1 protein loss of function and showed an association with decreased coronary artery disease. These beneficial effects are mediated by hypo-galactosylation of the apolipoprotein B100 and fibrinogen, known – independent – drivers of increased risk of CVDs. AX-1412 introduces a protective variant into B4GALT1 RNA to address the remaining residual risk of developing cardiovascular diseases. ProQR intends to advance AX-1412 targeting B4GALT1 to early clinical proof of concept stage, then would seek to partner this program.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies. ProQR is pioneering a next-generation RNA technology called Axiomer™, which uses a cell’s own editing machinery called ADAR to make specific single nucleotide edits in RNA to reverse a mutation or modulate protein expression and could potentially yield a new class of medicines for both rare and prevalent diseases with unmet need. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

Learn more about ProQR at www.proqr.com.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “continue,” "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding our business, technology, strategy, preclinical model data, our initial pipeline targets and the upcoming strategic priorities and milestones related thereto, our Axiomer™ platform, including the continued development and advancement of our Axiomer platform, the therapeutic potential of our Axiomer RNA editing oligonucleotides and our ability to expand preclinical in vivo and in vitro data, the timing, progress and results of our preclinical studies and other development activities, including the release of data related thereto, our patent estate, including our anticipated strength and our continued investment in it, as well as the timing of our clinical development, the potential of our technologies and product candidates, the collaboration with Lilly and the intended and potential benefits thereof, including the receipt of milestone and royalty payments from commercial product sales, if any, from the products covered by the collaboration, our ability to selectively form new partnerships and enter into future collaborations, and our financial position and cash-runway. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those expressed or implied by these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted shortage and pressure on supply and logistics on the global market; the likelihood of our preclinical and clinical programs being initiated and executed on timelines provided and reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer; the potential for future data to alter initial and preliminary results of early-stage clinical trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; the ability to secure, maintain and realize the intended benefits of collaborations with partners, including the collaboration with Lilly; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; general business, operational, financial and accounting risks, and risks related to litigation and disputes with third parties; and risks related to macroeconomic conditions and market volatility resulting from global economic developments, geopolitical instability and conflicts. Given these risks, uncertainties, and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.

Investor contact:
Sarah Kiely
ProQR Therapeutics N.V.
T: +1 617 599 6228
skiely@proqr.com
or

Peter Kelleher
LifeSci Advisors
T: +1 617 430 7579
pkelleher@lifesciadvisors.com

Media contact:
Robert Stanislaro

FTI Consulting

T: +1 212 850 5657
robert.stanislaro@fticonsulting.com

Financial Tables

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Financial Position

	September 30,	December 31,
	2024	2023
	€1,000	€1,000
Assets
Property, plant and equipment	14,437	16,897
Investments in financial assets	—	—
Non-current assets	14,437	16,897

Other taxes	535	523
Prepayments and other receivables	2,478	1,538
Cash and cash equivalents	89,401	118,925
Financial asset - current	—	—
Current assets	92,414	120,986
Total assets	106,851	137,883

Equity and liabilities
Equity
Equity attributable to owners of the Company	24,982	41,390
Total equity	24,982	41,390

Liabilities
Borrowings	—	4,292
Lease liabilities	11,501	13,828
Deferred income	30,728	44,170
Non-current liabilities	42,229	62,290

Borrowings	4,510	—
Lease liabilities	1,386	1,614
Derivative financial instruments	45	311
Trade payables	31	1,541
Social securities and other taxes	1,369	1,659
Deferred income	24,860	20,569
Other current liabilities	7,439	8,509
Current liabilities	39,640	34,203

Total liabilities	81,869	96,493

Total equity and liabilities	106,851	137,883

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Profit or Loss and OCI

(€ in thousands, except share and per share data)

	Three month period		Nine month period
	ended September 30,		ended September 30,
	2024	2023	2024	2023
	€1,000	€1,000	€1,000	€1,000
Revenue	3,843	1,370	14,598	3,230

Other income	138	—	504	80

Research and development costs	(9,414)	(5,446)	(25,745)	(17,415)
General and administrative costs	(3,283)	(3,315)	(9,748)	(11,486)
Total operating costs	(12,697)	(8,761)	(35,493)	(28,901)

Operating result	(8,716)	(7,391)	(20,391)	(25,591)
Finance income and expense	469	363	1,470	289
Results related to associates and financial assets	—	—	—	—
Result on derecognition of subsidiary	—	92	—	92
Results related to financial liabilities measured at fair value through profit or loss	139	118	266	1,009
Results on derecognition of financial liabilities	—	1,357	—	1,866
Result before corporate income taxes	(8,108)	(5,461)	(18,655)	(22,335)
Corporate income taxes	—	41	197	83
Result for the period	(8,108)	(5,420)	(18,458)	(22,252)

Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Fair value loss on investment in financial asset designated as at FVTOCI	—	(621)	—	(621)
Items that may be reclassified subsequently to profit or loss
Foreign exchange differences on translation of foreign operations	(377)	286	(101)	74

Total comprehensive loss	(8,485)	(5,755)	(18,559)	(22,799)

Result attributable to
Owners of the Company	(8,108)	(5,710)	(18,458)	(22,636)
Non-controlling interests	—	290	—	384
	(8,108)	(5,420)	(18,458)	(22,252)
Total comprehensive income attributable to
Owners of the Company	(8,485)	(6,045)	(18,559)	(23,183)
Non-controlling interests	—	290	—	384
	(8,485)	(5,755)	(18,559)	(22,799)

Share information
Weighted average number of shares outstanding[1]	81,682,296	81,000,320	81,639,533	80,942,881

Earnings per share attributable to owners of the Company (Euro per share)
Basic loss per share[1]	(0.10)	(0.07)	(0.23)	(0.28)
Diluted loss per share[1]	(0.10)	(0.07)	(0.23)	(0.28)

1.	For these periods the potential exercise of share options is not included in the diluted earnings per share as the Company was loss-making. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal.

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Changes in Equity

	Attributable to owners of the Company
	Number of shares	Share Capital	Share Premium	Equity settled Employee Benefit Reserve	Translation Reserve	Accumulated Deficit	Total	Non- controlling interests	Total Equity
		€1,000	€1,000	€1,000	€1,000	€1,000	€1,000	€1,000	€1,000
Balance at January 1, 2023	84,246,967	3,370	412,540	29,052	1,212	(379,110)	67,064	(384)	66,680
Result for the period	—	—	—	—	—	(22,636)	(22,636)	384	(22,252)
Other comprehensive income	—	—	—	—	74	(621)	(547)	—	(547)
Recognition of share-based payments	—	—	—	2,304	—	—	2,304	—	2,304
Treasury shares transferred	(341,492)	—	—	—	—	—	—	—	—
Share options lapsed	—	—	—	(6,209)	—	6,209	—	—	—
Share options exercised	341,492	—	155	(426)	—	426	155	—	155

Balance at September 30, 2023	84,246,967	3,370	412,695	24,721	1,286	(395,732)	46,340	—	46,340

Balance at January 1, 2024	84,248,384	3,370	412,894	25,159	817	(400,850)	41,390	—	41,390
Result for the period	—	—	—	—	—	(18,458)	(18,458)	—	(18,458)
Other comprehensive income	—	—	—	—	(101)	—	(101)	—	(101)
Recognition of share-based payments	—	—	—	1,976	—	—	1,976	—	1,976
Treasury shares transferred	(329,675)	—	—	—	—	—	—	—	—
Share options lapsed	—	—	—	(994)	—	994	—	—	—
Share options exercised / RSUs vested	328,597	—	175	(291)	—	291	175	—	175

Balance at September 30, 2024	84,247,306	3,370	413,069	25,850	716	(418,023)	24,982	—	24,982

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Cash Flows

	Three month period		Nine month period
	ended September 30,		ended September 30,
	2024	2023	2024	2023
	€1,000	€1,000	€1,000	€1,000
Cash flows from operating activities
Net result	(8,108)	(5,420)	(18,458)	(22,252)
Adjustments for:
— Depreciation	688	642	2,090	1,785
— Share-based compensation	612	444	1,976	2,304
— Financial income and expenses	(469)	(363)	(1,470)	(289)
— Results on derecognition of subsidiary	—	(131)	—	(131)
— Results on derecognition of financial liabilities	—	(1,357)	—	(1,866)
— Results related to financial liabilities measured at fair value through profit or loss	(139)	(117)	(266)	(1,008)
— Income tax expenses	—	(83)	(197)	(83)

Changes in working capital	1,117	(2,008)	(12,721)	46,660
Cash (used in) / generated by operations	(6,299)	(8,393)	(29,046)	25,120

Corporate income tax received	1	83	197	83
Interest received	860	802	2,402	1,667
Interest paid	(219)	—	(598)	—

Net cash (used in) / generated by operating activities	(5,657)	(7,508)	(27,045)	26,870

Cash flow from investing activities
Increase in financial asset - current	—	—	(17,000)	—
Decrease in financial asset - current	17,000	—	17,000	—
Purchases of property, plant and equipment	(286)	(339)	(1,285)	(769)
Proceeds from sale of property, plant and equipment	—	—	—	47

Net cash generated by / (used in) investing activities	16,714	(339)	(1,285)	(722)

Cash flow from financing activities
Proceeds from exercise of share options	1	151	175	155
Repayment of lease liability	(454)	(432)	(1,329)	(1,338)

Net cash used in financing activities	(453)	(281)	(1,154)	(1,183)

Net increase / (decrease) in cash and cash equivalents	10,604	(8,128)	(29,484)	24,965

Currency effect cash and cash equivalents	(173)	118	(40)	812
Cash and cash equivalents, at beginning of the period	78,970	128,562	118,925	94,775

Cash and cash equivalents at the end of the period	89,401	120,552	89,401	120,552